September 21, 2010

Ruairi Regan

Division of Corporation Finance

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed August 27, 2010

File No. 333-162084

Dear Mr. Morris:

The following is our response to your comment letter of September 13, 2010.

General

1.

We note your response to prior comment 1. We also note that you have deleted the agreement b y Joshua Sisk to deposit his shares in escrow from the list of exhibits on page II-2. Given that Joshua Sisk does not appear to be a party to the escrow agreement in his own right and the escrow agreement does not appear to refer to his outstanding securities by only securities “issued in connection with the offering,” please provide the basis upon which you determined that the agreement is not material and therefore need not to be disclosed or filed as an exhibit.

Revised Escrow Agreement with Sisk as a party attached as an exhibit.

Summary Information and Risk Factors, page 4

2.

Refer to our prior comment 4 regarding the requirements for an escrow account under Rule 419(b)(1)(ii). Your response does not appear to address the requirements of the rule. It remains unclear whether ClearTrust LLC is an insured depository institution. If it is not please revise your escrow arrangements to comply with the referenced rule.

ClearTrust, LLC is an SEC registered Transfer Agent along with being a licensed and bonded escrow company. ClearTrust, LLC will utilize a separate and segregated escrow account as Synovus Bank, an FDIC insured institution to hold the escrow on behalf of the individual investors and seller.

We note a number of similar 419 offerings in which a similar escrow arrangement was declared effective by the SEC including but not limited to the following:

Issuer	SEC File Number	Filing Date	Escrow Agent
Stirling Acquisition Corp.	333-142921	May 14, 2007	Continental Stock Transfer & Trust Company
Vantage Energy Services, Inc.	333-138565	November 9, 2006	Continental Stock Transfer & Trust Company
Affinity Media International Corp.	333-128707	March 30, 2009	American Stock Transfer & Trust Company
China Growth South Acquisition Corp.	333-134459	May 25, 2006	American Stock Transfer & Trust Company
PinPoint Advance Corp.	333-138110	October 20, 2006	American Stock Transfer & Trust Company
Echo Healthcare Acquisition Corp.	333-126650	July 15, 2005	Corporate Stock Transfer
Freedom Acquisition Holdings, Inc.	333-136248	August 2, 2006	Continental Stock Transfer & Trust Company
Chardan China Acquisition Corp.	333-111970	January 16, 2004	American Stock Transfer & Trust Company
Navios Maritime Acquisition Corporation	333-151707	June 17, 2008	Continental Stock Transfer & Trust Company
Middle Kingdom Alliance Corporation	333-133475	April 21, 2008	Continental Stock Transfer & Trust Company

3.

Your response to prior comment 4 also states that the escrow of Mr. Sisk’s shares is subject to Rule 419(b)(4) as it relates to the escrow of Mr. Sisk’s shares. Please explain. We note, for example, that Mr. Sisk does not appear to have entered into an escrow agreement with an insured depository institution.

Revised Escrow Agreement with Sisk as a party attached as an exhibit.

The Company, page 4

4.

We note your revised disclosure in response to prior comment 5. Please expand your revised disclosure to describe clearly when the shares deposited by Joshua Sisk may be released from escrow. Refer us to the appropriate sections of the applicable agreement governing the release of his securities.

Revised Escrow Agreement with Sisk as a party attached as an exhibit.

5.

Please ensure that your disclosure is current. We note that you continue to state that shares held by Joshua Sisk “will be placed in escrow.” See, for example, the last sentence in the second paragraph on page 2.

Revised to disclose that Mr. Sisk’s shares are in escrow.

6.

Refer to prior comment 6. It remains unclear how the registration of the resale of the shares by Joshua Sisk and any such resale is consistent with the terms of the escrow agreement; therefore, we reissue the comment. Also, please provide clear explanations in response to our comment, not simply one word responses.

Revised Escrow Agreement with Sisk as a party attached as an exhibit. This section has been revised to match the terms of the escrow agreement.

7.

We note your revised disclosure that Joshua Sisk’s shares have already been deposited in escrow. Please tell us how the deposit of such securities into escrow at this time is consistent with Rule 419(b)(3). For example, how has the identity of the purchaser been included on the stock certificates?

The reference to the identity of the purchaser being included on the stock certificates is under section 419(b)(3)(i) which applies to “securities issued in connection with the offering.” Since Mr. Sisk’s shares were not issued in connection with the offering, this section does not apply to his shares.

The Offering, page 5

8.

We note your revisions in response to prior comments 7 and 8; however, your disclosure elsewhere in your filing in contradictory. It remains unclear whether the offering will terminate at a specified time consistent with Rule 10b-9. Please revise for clarity.

Revised for consistency to make it clear that the termination of the offering complies with Rule 10b-9.

Summary Financial Information, page 7

9.

We note your response to our prior comment 10. The $5,908 in general and administrative expenses presented here for the periods from inception to December 31, 2009 and from inception to June 30, 2010, do not agree with the $908 in general and administrative expenses presented in your income statement on page F-13, as it appears that you are including the $5,000 of professional fees in the general and administrative expenses. Please revise this table to present the amounts separately.

Revised to present general and administrative and professional fees separately.

Risk Factors, page 9

Potential Conflicts of Interest…page 9

10. Refer to prior comment 11. It remains unclear what personal or professional interests you are referencing in this risk factor. Please revise to identify discuss such interests, as requested in our prior comment.

As Mr. Sisk is not involved with any other companies either private or public the risk factor has been revised as follows:

POTENTIAL CONFLICTS OF INTEREST MAY CAUSE THE COMPANY TO GO OUT OF BUSINESS. Joshua G. Sisk may in the future become involved in other employment opportunities and may periodically face a conflict in selecting between OICco Acquisition I, Inc. and other personal and professional interests. The Company has not formulated a policy for the resolution of such conflicts should they occur. If the Company loses Joshua G. Sisk to other pursuits without a sufficient warning, the Company may, consequently, go out of business.

No assurance shares will be sold…page 12

11.

Refer to prior comment 13. It remains unclear whether you are referring to a sale of Joshua Sisk’s shares in this offering or some other sale such as in connection with a subsequent acquisition. Please revise to clarify. Also, please tell us where Mr. Sisk has agreed not to sell his shares in a subsequent transaction for less than $0.02 per share. File material agreements as exhibits.

Revised to clarify the reference to Mr. Sisk’s shares. Revised Escrow Agreement with Sisk as a party attached as an exhibit.

Shares eligible for future sale…, page 12

12.

We note your response to prior comment 14. However, we also note that you continue to reference Rule 144, for example on page 21. Please reconcile.

References to Rule 144 removed.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 23

13.

We note your response to our prior comment 17. While we see that you have revised your disclosure to discuss the PCAOB’s revocation of the registration of The Blackwing Group, the periods of the related financial statements do not appear to correctly refer to the periods audited by the Blackwing Group. Specifically, you disclose, “none of the reports of The Blackwing Group on the company’s financial statements for either of the past two years and the interim period from August 31, 2009- the date of the last audited financial statements—through July 15, 2010 contained an adverse opinion…” Please explain your reference to the past two years and why you believe it is appropriate given that the company has only been in existence since July 24, 2009.

Revised to disclose “from inception on July 24, 2009 to August 31, 2009---…”

14.

In this regard, please tell us why you refer to the date of the last audited financial statements through July 15, 2010 when it appears from your related disclosure that you dismissed The Blackwing Group on January 10, 2010. Please revise.

Revised to January 10, 2010.

15.

We note your response to our prior comment 18. Also, we see that you state, “from inception and the interim period from August 31, 2009—the date of the last audited financial statements—through July 15, 2010, there were no disagreements with The Blackwing Group, LLC..” Please also revise your disclosure to only cover the fiscal period since inception and any subsequent interim period through the date of the dismissal of the Blackwing Group, LLC as required by Item 304(a)(1)(iv) of Regulation S-K. From your related disclosures, it appears that the subsequent interim period ended on January 10, 2010.

Revised to disclose “from inception on July 24, 2009 to August 31, 2009---…” and to included the interim period through January 10, 2010.

16.

Please refer to our prior comment 19. Please revise your disclosure to disclose the date you engaged Sam Kan & Company as required by Item 304(a)(2) of Regulation S-K.

Revised to disclose that Sam & Company was engaged on January 14, 2010.

Exhibit 5.1

17.

We note the revised legal opinion provided in response to prior comment 25. Please provide a revised legal opinion that opines clearly on whether the 2,000,000 shares will when sold be legally, issued, fully paid and non-assessable. Also please expand your opinion regarding the 4,000,000 shares to address whether the shares are and will be when sold in this offering legally issued, fully, paid and non-assessable.

Revised Opinion attached.

Exhibit 16.

18.

We note that in response to our prior comment 26 your former auditor changed the reference to Item 4.01 of Form S-1/A4 to Item 23.01 of Form S-1/A4. However, we note that the information required by Item 304 of Regulation S-K is called for by Item 11 of Form S-1. Please have Blackwing Group, LLC revise its letter filed as Exhibit 16 to refer to the correct Item number of Form S-1 or to refer to the name of the section of the filing where the information is presented, i.e. the section entitled “CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.”

Revised Exhibit 16 attached.

Very truly yours,

/s/ Harold P. Gewerter, Esq.

Harold P. Gewerter, Esq. Ltd.

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